                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                              FORM 12b-25

                                   Commission File Number 1-12461
                                                          -------
                         NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
                [ ] Form N-SAR

For Period Ended:  12/31/97
                   ------------------------------------------------------------

[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 ----------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        -----------------------
-------------------------------------------------------------------------------

                         Part I.   Registrant Information

Full name of registrant:   Medical Resources, Inc.
                           ---------------------------------------------------
Former name if applicable:
                            ---------------------------------------------------
Address of principal executive office (Street and number):   155 State Street

------------------------------------------------------------------------------
City, State and Zip Code:  Hackensack, New Jersey 07601
                           ----------------------------------------------------

                         Part II.   Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
[X] on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         Part III.   Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

During the fiscal year ended December 31, 1997, the Registrant acquired over 60 diagnostic imaging centers, many of which acquisitions occurred during the second half of fiscal 1997. In addition, many of the businesses acquired by the Registrant possessed differing accounting and information systems which affected the Registrant's ability to integrate and evaluate such information on a consolidated basis. As a result, such circumstances have caused a delay in the determination of the Registrant's results of operations for the fourth quarter and the full fiscal year ended December 31, 1997.

                         Part IV.   Other Information

     (1) Name and telephone number of person to contact in regard to this notification

                    Duane C. Montopoli          (201) 488-6230
-------------------------------------------------------------------------------
                    (Name)                   (Area code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).                                     [ X ] Yes [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                            [ X ] Yes [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment


                            Medical Resources, Inc.
-------------------------------------------------------------------------------
                    (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  3/31/98                    By  /s/ Duane C. Montopoli
      -----------------------       ------------------------------------
                                    Name: Duane C. Montopoli
                                    Title: President and Chief Executive
                                           Officer



115658

Response to Part IV - Item 3
----------------------------

During the fiscal year ended December 31, 1997, the Registrant acquired over 60 diagnostic imaging centers, increasing its total number of such centers to 101 centers. As a result of such acquisitions, the Registrant's net revenues for the fiscal year ended December 31, 1997 will be significantly higher than its net revenues for the fiscal year ended December 31, 1996. The Registrant presently estimates that such acquired centers contributed net revenues of approximately $60 million to the Registrant's consolidated net revenues for the fiscal year ended December 31, 1997. As discussed in Part III hereof, the Registrant is presently unable to estimate its results of operations for the fourth quarter and the full fiscal year ended December 31, 1997.